UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.        Yes        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES FINAL RESULTS OF ITS PRIVATE EXCHANGE OFFERS AND RELATED TENDER OFFERS FOR FIVE SERIES OF NOTES AND THE

CLOSING OF ITS CONCURRENT OFFERING OF USD DENOMINATED GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – September 27, 2017 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the final results of the previously announced offers to exchange (the “Exchange Offers”) and offers to purchase for cash (the “Cash Offers” and together with the Exchange Offers, the “Offers”), by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), relating to five series of its outstanding notes set forth in the tables below (the “Old Notes”). The previously announced New Money Offering (as defined below) closed concurrently with the Exchange Offers.

Closing of New Money Notes

The New Money Offering by PGF (the “New Money Offering”) of U.S.$1.0 billion aggregate principal amount of its 5.299% Global Notes due 2025 and U.S.$1.0 billion aggregate principal amount of its 5.999% Global Notes due 2028 (together, the “New Money Notes”) closed today, September 27, 2017. The terms of the New Money Notes, which are identical to the New Notes (as defined below), are as follows:

	5.299% Global Notes due 2025	5.999% Global Notes due 2028
Amount (not including New Notes issued pursuant to the Exchange Offers):	U.S.$1,000,000,000	U.S.$1,000,000,000

Coupon:	5.299%	5.999%

Issue Price:	100.000%	100.000%

Yield to Maturity:	5.300%	6.000%

First Interest Payment Date:	January 27, 2018	January 27, 2018

Interest Payment Dates:	January 27 and July 27	January 27 and July 27

Maturity Date:	January 27, 2025	January 27, 2028

Exchange Offers

The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in the Offering Memorandum dated September 18, 2017 (the “Offering Memorandum,” as amended and supplemented, and together with the accompanying eligibility letter and notice of guaranteed delivery, the “Exchange Offer Documents”).

The Exchange Offers expired at 5:00 p.m., New York City time, on September 22, 2017 and settled today, September 27, 2017 (the “Settlement Date”). Upon the closing of the New Money Offering, the New Money Offering Condition and the New Notes Fungibility Condition (each as defined in the Offering Memorandum) were satisfied. All conditions to the Exchange Offers were therefore satisfied by the Settlement Date.

The tables below provide the aggregate principal amount of each series of validly tendered Old Notes (including pursuant to the guaranteed delivery procedures) that PGF accepted for exchange and the aggregate principal amount of the applicable series of New Notes (as defined below) issued in connection with PGF’s offers to:

(i) exchange any and all Old Notes listed below for PGF’s newly issued 5.299% Global Notes due 2025 (“New Notes due 2025”):

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Validly Tendered and Accepted	Principal Amount of New Notes due 2025 Issued
71647NAH2 / US71647NAH26	4.875% Global Notes due 2020	U.S.$542,535,000	U.S.$151,986,000	U.S.$160,287,000
71645W AR2 / US71645WAR25	5.375% Global Notes due 2021	U.S.$5,250,000,000	U.S.$2,447,124,000	U.S.$2,599,579,000

(ii) exchange any and all Old Notes listed below for PGF’s newly issued 5.999% Global Notes due 2028 (“New Notes due 2028” and together with the New Notes due 2025, the “New Notes”):

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Validly Tendered and Accepted	Principal Amount of New Notes due 2028 Issued
71645WAN1 / US71645WAN11	7.875% Global Notes due 2019	U.S.$705,560,000	U.S.$141,179,000	U.S.$153,413,000
71645WAP6 / US71645WAP68	5.75% Global Notes due 2020	U.S.$1,165,227,000	U.S.$207,765,000	U.S.$223,259,000
71647N AP4 / US71647NAP42	8.375% Global Notes due 2021	U.S.$6,750,000,000	U.S.$3,820,233,000	U.S.$4,459,462,000

PGF issued U.S.$2,759,866,000 aggregate principal amount of New Notes due 2025 and U.S.$4,836,134,000 aggregate principal amount of New Notes due 2028 as the Exchange Consideration (as defined in the Offering Memorandum) for the Old Notes accepted in the Exchange Offers, including those validly tendered through the guaranteed delivery procedures. In addition to the Exchange Consideration, the total amount of accrued and unpaid interest paid by PGF in respect of all Old Notes accepted for exchange, together with the total amount of cash paid by PGF in lieu of fractional amounts of New Notes, was U.S.$136,270,499.72. PGF did not receive any cash proceeds from the Exchange Offers.

Considering the principal amount of New Money Notes issued by PGF in the New Money Offering, (i) the aggregate principal amount of New Notes due 2025 issued by PGF was U.S.$3,759,866,000, and (ii) the aggregate principal amount of New Notes due 2028 issued by PGF was U.S.$5,836,134,000.

The New Notes and the New Money Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the New Notes and the New Money Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF has entered into a registration rights agreement with respect to the New Notes and the New Money Notes.

Only holders who had duly completed and returned an Eligibility Letter certifying that they were either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States were authorized to receive the Offering Memorandum and to participate in the Exchange Offers.

Global Bondholder Services Corporation acted as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

Cash Offers

The Cash Offers were made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2017 (the “Offer to Purchase” and, together with the accompanying certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”). The Cash Offers expired at 5:00 p.m., New York City time, on September 22, 2017 and settled today, September 27, 2017.

All conditions to the Cash Offers, including the Maximum Tender Consideration and the Exchange Offer Completion Condition (each as defined in the Offer to Purchase), were satisfied by the Settlement Date.

The table below provides the aggregate principal amount of each series of validly tendered Old Notes (including pursuant to guaranteed delivery procedures) that PGF accepted for purchase:

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Validly Tendered and Accepted(1)
71645WAN1 / US71645WAN11	7.875% Global Notes due 2019	U.S.$705,560,000	U.S.$6,030,000
71647NAH2 / US71647NAH26	4.875% Global Notes due 2020	U.S.$542,535,000	U.S.$10,006,000
71645WAP6 / US71645WAP68	5.75% Global Notes due 2020	U.S.$1,165,227,000	U.S.$18,778,000
71645W AR2 / US71645WAR25	5.375% Global Notes due 2021	U.S.$5,250,000,000	U.S.$90,071,000
71647N AP4 / US71647NAP42	8.375% Global Notes due 2021	U.S.$6,750,000,000	U.S.$85,238,000

(1)	Holders of Old Notes participating in the Cash Offers were required to certify that they were Cash Offer Qualified Holders (as defined below). The principal amount accepted reflects the final determination by PGF with respect to a number of submissions that were rejected on the basis of a reasonable belief that the relevant Old Notes were tendered by holders who were not eligible to participate in the Cash Offers.

PGF paid in aggregate U.S.$232,513,092.50 as the Tender Consideration (as defined in the Offer to Purchase) for the Old Notes accepted in the Cash Offers, including those validly tendered through the guaranteed delivery procedures. In addition to the Tender Consideration, the total amount of accrued and unpaid interest paid by PGF in respect of all Old Notes accepted for purchase was U.S.$3,496,094.58.

Holders that were either (i) QIBs or (ii) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) were not eligible to participate in the Cash Offers. All other holders of Old Notes were eligible to participate in the Cash Offers (such other holders, the “Cash Offer Qualified Holders”). Holders of Old

Notes participating in the Cash Offers were required to certify that they were Cash Offer Qualified Holders.

Global Bondholder Services Corporation also acted as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers.

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This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Old Notes, New Money Notes or any other securities, nor shall there be any offer, solicitation or sale of the Old Notes, the New Money Notes or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Offers were not made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Offers to be made by a licensed broker or dealer, the Offers were deemed to be made on behalf of PGF by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This communication and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order), (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras and PGF undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offering Memorandum, dated September 18, 2017, relating to the previously announced exchange offers, and into the Offer to Purchase, dated September 18, 2017, relating to the previously announced offers to purchase, in each case by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: September 27, 2017